Exhibit 3.1

FOURTH CERTIFICATE OF AMENDMENT
TO THE FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF AUTOBYTEL INC.

A Delaware Corporation

Autobytel Inc., a corporation organized and existing under the laws of the State of Delaware ("Corporation"), hereby certifies that:

1.  The name of this Corporation is Autobytel Inc.

2.  Pursuant to Section 242 of the Delaware General Corporation Law, this Fourth Certificate of Amendment hereby amends the provisions of the Corporation's Fifth Amended and Restated Certificate of Incorporation by deleting Paragraph A of Article IV and substituting therefor a new Paragraph A to read in its entirety as follows:

ARTICLE IV

"A.          Classes of Stock.  This Corporation is authorized to issue two classes of stock, to be designated, respectively, "Common Stock" and "Preferred Stock."  The total number of shares that this Corporation is authorized to issue is two hundred eleven million four hundred forty-five thousand one hundred eighty-seven (211,445,187).  The number of shares of Common Stock authorized to be issued is two hundred million (200,000,000), par value $0.001 per share.  The number of shares of Preferred Stock authorized to be issued is eleven million four hundred forty-five thousand one hundred eighty-seven (11,445,187), par value $0.001 per share.  Upon this Certificate of Amendment becoming effective pursuant to the Delaware General Corporation Law ("Effective Time"), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall be reclassified as, and shall be combined and changed into, a smaller number of shares such that each three to five shares of issued Common Stock immediately prior to the Effective Time shall be reclassified into and become one share of Common Stock, the exact reverse split ratio within such three-to-five range to be determined by the Board of Directors of the Corporation and publicly announced by the Corporation prior to the Effective Time.  Notwithstanding the foregoing, no fractional shares shall be issued and, in lieu thereof, and upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Effective Time, shall be entitled to receive cash for such holder's fractional share based upon the average of the closing prices of the Common Stock on The Nasdaq Capital Market for the five trading days immediately preceding the date the reverse stock split is effective.  From and after the Effective Time, certificates representing Common Stock outstanding immediately prior to the Effective Time shall represent the number of whole shares of Common Stock into which the Common Stock shall have been reclassified pursuant to the foregoing provisions, provided, however, that any dividends or other distributions that may be declared after the Effective Time with respect to the number of post-reverse split shares of Common Stock represented by that certificate will be withheld by the Corporation until that certificate has been properly presented for exchange, at which time all such withheld dividends that have not yet been paid to a public official pursuant to relevant abandoned property or escheat laws will be paid to the holder thereof or the holder's designee, without interest."

3.  The foregoing amendment to the Fifth Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

4.  The foregoing amendment to the Fifth Amended and Restated Certificate of Incorporation shall become effective on July 11, 2012 at 11:59 p.m. Eastern Time.

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IN WITNESS WHEREOF, Autobytel Inc. has caused this Fourth Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation to be signed by Glenn E. Fuller, its Executive Vice President, Chief Legal and Administrative Officer and Secretary, this 10th day of July, 2012.

Autobytel Inc.

By:	/s/ Glenn E. Fuller
Glenn E. Fuller
Executive Vice President, Chief Legal and Administrative Officer and Secretary

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